UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Provisional Earnings in Consolidated Financial Statements Base

						(In trillions of KRW)
		Q3 2022	Q2 2022	Changes over Q2 2022(%)	Q3 2021	Changes over Q3 2021(%)
Revenue	Amount	21.2	23.0	-7.9	20.6	2.9
	Yearly Amount	65.5	44.3	—	55.0	19.1

Operating Profit	Amount	0.9	2.1	-57.1	3.1	-71.0
	Yearly Amount	5.3	4.4	—	6.9	-23.2

*

The above earnings information is composed based on K-IFRS (Korean International Financial ReportingStandards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

*

The impact of the increase in operating losses and one-off cost caused by production suspension at Pohang Steelworks flooded by nearby stream on consolidated operating profit for 3Q 2022 is estimated at KRW 0.44 trillion. Further details to be announced during the 3Q 2022 earnings conference call (October 24).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 19, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President